FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
Juan Pablo Reitze
For further information contact:	jprv@endesa.cl
Jaime Montero
Investor Relations Director	Irene Aguiló
Endesa Chile	iaguilo@endesa.cl
(56-2) 634-2329
jfmv@endesa.cl	Jacqueline Michael
jmc@endesa.cl

RESPONSE FROM ENDESA CHILE’S AFFILIATE TO A REQUEST FROM THE SUPERINTENDENCY

(Santiago, Chile, June 4th, 2007) Endesa Chile (NYSE: EOC) announced the following release.

I refer to your official letter 05740 dated May 29, 2007 in which you asked us to report on the truth of the information appearing in the press with respect to the financial position of the associate company Gasatacama Generación S.A. and the position of Endesa Chile, as a shareholder in that company, in such situation.

I can inform you that according to information obtained from the management of Gasatacama Generación S.A., that company is in fact facing a delicate financial and business situation, as is public knowledge, due to the worsening of the Argentine natural gas crisis. On those days when it receives no natural gas supplies, the Atacama power plant, owned by Gasatacama Generación S.A., has to buy shortfalls of electricity from other generating companies, or use diesel oil as an alternative fuel (whose cost is strongly higher than that set out in the current gas supply contracts), in order to supply its customers. This implies not only higher costs because of the price of that fuel but also because of the higher maintenance costs deriving from the use of that fuel. Under the present supply contracts and with the current prices of the raw materials, the plant’s operating with diesel fuel and without any supply of any Argentine gas is generating significant operating losses in the range of those reported in the Chilean press.

In the face of this situation, the management of Gasatacama Generación S.A. informed us that the company has reached an agreement with some mining companies during the last hours of today, which is in the signing process. The mining companies will support Gas Atacama Generación S.A. covering a big proportion of the mayor operational costs for a period of three months. Meanwhile the company will look for more global agreements, which will give a long term solution to its operating and financial situation. Furthermore it will also be expecting the result of the arbitration demand that the associate company presented with respect to the regulated customers Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A. to resolve the related supply contracts, which accounts for the highest proportion of the losses currently faced by Gas Atacama Generación S.A.

Endesa Chile remains willing, as a non-controlling partner in the company, to cooperate in the search for permanent solutions to the present operative and financial situation of Gasatacama, aware in any event of its responsibilities toward its shareholders and the limitations that the shareholders’ agreement imposes.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: June 5th, 2007

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